UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LAVA THERAPEUTICS N.V.

(Name of Subject Company (Issuer))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Offeror))

Common Shares, with a nominal value of €0.12 Per Share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on August 15, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by XOMA Royalty Corporation, a Nevada corporation, is being filed solely to correct certain exhibits that were inadvertently included with Amendment No. 1 as a result of a financial printer error.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)**	Offer to Purchase, dated August 15, 2025.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)**	Amended and Restated Schedule A to the Offer to Purchase.

(a)(5)(A)**	Press Release of LAVA issued on August 4, 2025 (incorporated by reference to Exhibit 99.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(d)(1)**	Share Purchase Agreement, by and among XOMA Royalty Corporation and LAVA Therapeutics N.V., dated August 3, 2025 (incorporated by reference to Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(d)(2)**	Confidentiality Agreement dated June 2, 2025 between LAVA and Purchaser.

(d)(3)**	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit C of Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(d)(4)**	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit D of Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(g)	Not applicable.

(h)	Not applicable.

107**	Filing Fee Table.

*	Filed herewith.
**	Previously Filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2025

XOMA Royalty Corporation

By:	/s/ Owen Hughes
Name: Owen Hughes
Title: Chief Executive Officer